Exhibit 99.6

WPS Selects NICE Workforce Optimization Solution to Enhance
Business Processes and Performance

NICE WFO offers an adaptive approach to training, coaching, mentoring, and scheduling, which focuses on personalizing contact center processes at the individual employee level

Paramus, New Jersey, August 23, 2016 – NICE (NASDAQ: NICE) today announced that WPS Health Solutions has adopted NICE’s Workforce Optimization (WFO) solution to support its high-performing organization. NICE WFO is being used to boost business processes across the organization and drive superior employee performance, helping WPS improve quality, productivity, and efficiency.

WPS is using NICE WFO in its contact centers and production areas to:
•	Provide a coaching tool for supervisors and employees to collaboratively design training plans;
•	Provide detailed inventory counts, forecasts, and schedules based on staffing needs;
•	Analyze actions and processes to help identify training needs and improve systems.

NICE WFO offers enhanced data analysis, which helps WPS identify and eliminate operational inefficiencies. A dedicated on-site WFO team ensures the cohesive use of NICE across departments while supporting the organization’s overall strategic plan. All applications and databases are housed within NICE Engage, creating one uniform system for accessing and reviewing performance data.

“We chose NICE WFO to empower employees and supervisors to drive additional performance improvements,” said WPS Chief Operating Officer Jay Martinson. “The solution lets employees keep track of their achievements. They have full access to personal performance metrics, giving them information to improve their skillset through self-directed learning. For supervisors, WFO empowers them to work smarter. They use the tool to recognize employees for their efforts and analyze successful practices to help all employees.”

Tom Dziersk, President, NICE Americas, said: “Having an engaged and informed workforce makes all the difference in customer service. NICE WFO offers a new, adaptive approach to training, coaching, mentoring, and scheduling, which focuses on personalizing contact center processes at the individual employee level. This leads to improved productivity and satisfaction, and creates a results-driven workforce that is focused on driving perfect experiences for its customers.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.